Exhibit A

Ceragon’s Board Nominates Efrat Makov to the Board of Directors

Yael Langer Has Decided to Resign from the Board at the Company’s 2022 Annual General Meeting of Shareholders

Upon the Election of Ms. Makov, Four of the Company’s Five Independent Directors Will Have Been Added Since July 2021

Rosh Ha’ayin, Israel, August 29, 2022 - Ceragon Networks Ltd. (NASDAQ: CRNT) (“Ceragon” or the “Company”), the global innovator and leading solutions provider of 5G wireless transport, today announced that director Yael Langer has decided to resign from her position as a member of the Board, in effect as of the Company's 2022 Annual General Meeting of Shareholders (“AGM”), which will take place on October 3, 2022. As part of the Company’s ongoing director refreshment efforts, the Nomination Committee and Board have nominated Efrat Makov to stand for election as an independent director at the Company's 2022 AGM. If elected, Ms. Makov will serve the remainder of Ms. Langer’s three-year term ending on the date of the 2024 Annual General Meeting. With the addition of Ms. Makov, the Ceragon Board will continue to be comprised of seven directors, of which five will be considered independent and four will have been added since the 2021 AGM.

“On behalf of the Board and management team, we would like to thank Yael for her many contributions and guidance during her tenure with the Company,” said Zohar Zisapel, Chairman of Ceragon Board of Directors. “As a director, Yael has been an instrumental contributor of legal and corporate governance expertise and a strong steward of shareholder interests during her tenure on the Ceragon Board. We wish her the very best in her future endeavors.”

Ms. Langer commented, “I am grateful for the opportunity to have served Ceragon shareholders as a director. In that time, the Company has experienced significant transformation, and we have reconstituted the Board with a number of new independent directors, which I believe will position the Company to capitalize on the next era of growth.”

“We are pleased to nominate Efrat Makov for election to the Ceragon Board,” continued Mr. Zisapel. “We conducted a comprehensive search aided by an independent search firm for industry leaders with the experience and expertise to help accelerate Ceragon’s strategy. Ms. Makov will bring valuable and highly relevant industry knowledge and experience that will help us create more shareholder value by executing our strategic plan driving profitable growth, as well as exploring other strategic alternatives as applicable. We believe the Board will benefit from Efrat’s extensive strategic, financial and public board experience including in the telecommunications sector. We are confident that our Board will benefit from her fresh perspectives and look forward to working closely with her as Ceragon builds on its momentum.”

“I would like to thank Yael for her years of contribution to Ceragon’s Board,” added Doron Arazi, Ceragon’s CEO. “We believe the addition of Ms. Makov will further help strengthen Ceragon’s position as a global innovator and leader in best-of-breed solutions for 5G wireless transport and will allow us to pursue more ideas and opportunities to maximize value for our shareholders.”

Ms. Makov commented, “I am honored to have this opportunity to serve on the Board and leverage my experience to accelerate Ceragon’s strategic plan. I look forward to the chance to support Ceragon as it continues to execute on its strategy and generate superior shareholder value. Together, I am confident that we can further strengthen the Company’s global position in an attempt to maximize value for shareholders.”

The Company’s 2022 AGM is scheduled to take place on October 3, 2022. The Company will separately file proxy materials with the Securities and Exchange Commission (“SEC”) in connection with the 2022 AGM.

About Efrat Makov

Efrat Makov has extensive telecom and public company director experience. Ms. Makov is currently serving as a director of Allot ltd. (NASDAQ: ALLT), iSPAC 1 Ltd. (TASE: ISPC) and B Communications Ltd. (TASE: BCOM). Ms. Makov previously served as a director of BioLight Life Sciences Ltd. (TASE: BOLT); Kamada Ltd. (NASDAQ: KMDA); and Anchiano Therapeutics Ltd. (NASDAQ: ANCN). Previously, she served as the CFO of Alvarion (formerly NASDAQ; TASE: ALVR), an Israeli-based global provider of autonomous wi-fi networks, and as the CFO of Aladdin Knowledge Systems (formerly NASDAQ; TASE: ALDN). Formerly, she served as Vice President of Finance at Check Point Software Technologies (NASDAQ: CHKP). Earlier in her career, she spent seven years in public accounting with Arthur Andersen LLP in its New York, London and Tel Aviv offices. Ms. Makov holds a B.A. degree in accounting and economics from Tel Aviv University and is a Certified Public Accountant in Israel and the United States.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon's unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 150 countries. For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management about Ceragon's business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon's future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, any ongoing actions taken and future actions that may be taken by Aviat Networks Inc. or other stockholders or others; the continuing impact of the components shortage due to the global shortage in semiconductors, chipsets, components and other commodities, on our supply chain, manufacturing capacity and ability to timely deliver our products, which have caused, and could continue to cause delays in deliveries of our products and in the deployment of projects by our customers, risk of penalties and orders cancellation created thereby, as well as profit erosion due to constant price increase, payment of expedite fees and costs of inventory pre-ordering and procurement acceleration of such inventory, and the risk of becoming a deadstock if not consumed; the continued effect of the global increase in shipping costs and decrease in shipping slots availability on us, our supply chain and customers, which have resulted, and may continue to result in, price erosion, late deliveries and the risk of penalties and orders cancellation due to late deliveries; the impact of the transition to 5G technologies on our revenues if such transition is developed differently than we anticipated; the risks relating to the concentration of a major portion of our business on large mobile operators around the world from which we derive a significant portion of our ordering, that due to their relative effect on the overall ordering coupled with inconsistent ordering pattern and volume of business directed to us, creates high volatility with respect to our financial results and results of operations; the effect of the competition from other wireless transport equipment providers and from other communication solutions that compete with our high-capacity point-to-point wireless products; the continued effect of the COVID-19 pandemic on the global economy and markets and on us and on the markets in which we operate and our and our customers, providers, business partners and contractors business and operations; the risks relating to increased breaches of network or information technology security along with increase in cyber-attack activities, growing cyber-crime threats, and changes in privacy and data protection laws, that could have an adverse effect on our business; risks associated with any failure to meet our product development timetable, including delay in the commercialization of our new chipset; imposition of additional sanctions and global trade limitations in connection with Russia's invasion to Ukraine, the effects of general economic conditions and trends on the global and local markets in which we operate and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon's most recent Annual Report on Form 20-F and in Ceragon's other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon's public filings are available on the Securities and Exchange Commission's website at www.sec.gov and may also be obtained from Ceragon's website at www.ceragon.com.

Ceragon Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com